Exhibit 12.1

EXHIBIT 12—STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Stripes Holdings LLC

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	December 28, 2003	January 2, 2005	January 1, 2006	December 30, 2006	December 31, 2007	3 Months Ended March 30, 2008
Earnings:
Consolidated pretax income (loss) from continuing operations	2,667	6,047	(20,642)	(3,698)	10,499	(4,744)
Minority interest in income of consolidated subsidiaries	65	64	76	61	42	11
Loss (income) on equity investments	—	(55)	—	(442)	(512)	(48)
Fixed charges	19,120	18,742	22,104	31,808	25,576	12,579
Capitalized interest	—	—	(275)	(346)	(550)	(17)
Amortization of capitalized interest	4	4	11	9	31	20

Total earnings available for fixed charges	21,856	24,802	1,274	27,392	35,086	7,801

Fixed Charges:
Interest expense	16,035	15,615	18,397	23,426	16,372	9,132
Capitalized interest	—	—	275	346	550	17
Estimated interest portion of rent expense	2,743	2,748	3,093	7,207	8,201	2,671
Amortization of debt issue costs	342	379	339	829	453	759

Total fixed charges	19,120	18,742	22,104	31,808	25,576	12,579

Ratio of earnings to fixed charges	1.14	1.32	(a )	(a )	1.37	(a )

Notes:

(a)	Earnings for the years ended January 1, 2006 and December 30, 2006 and the three months ended March 30, 2008 were inadequate to cover fixed charges. The deficiency was $20.8 million, $4.4 million and $4.8 million for the respective periods. Included in the fiscal 2005 results is $17.3 million of compensation expense recognized for options redeemed related to the December 2005 transactions.